MANAGEMENT INFORMATION CIRCULAR

ALAMOS GOLD INC.
Suite 2010 – 120 Adelaide Street West

Toronto, Ontario

Canada   M5H 1T1

MANAGEMENT INFORMATION CIRCULAR

(This information is given at  March 27, 2006, unless otherwise indicated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the "Company") for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Wednesday, May 24, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting (the "Meeting").  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

All dollar amounts referenced herein are Canadian Dollars unless otherwise specified.  The exchange rate as at December 31, 2005 was C$1.00 = US $0.8580.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are John A. McCluskey, President and Chief Executive Officer, and Jon Morda, Chief Financial Officer of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222, Vancouver, British Columbia, V7X 1L2, any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE.

SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR FOR WHICH BOTH CHOICES HAVE BEEN SPECIFIED, BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:  an unlimited number of common shares without par value

Issued and Outstanding:  80,349,632 common shares without par value as of March 27, 2006.

Only shareholders of record at the close of business on March 27, 2006 (the "Record Date"), who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.  As used herein, the term "Shareholder" refers only to registered holders of Common Shares of the Company.

On a show of hands, every individual who is present as a Shareholder or as a representative of a corporate Shareholder will have one vote (no matter how many shares such Shareholder holds).  On a poll, every Shareholder present in person or represented by a proxy and every person who is a representative of a corporate Shareholder, will have one vote for each common share registered in the name of the Shareholder on the list of Shareholders, which is available for inspection during normal business hours at Pacific Corporate Trust Company and at the Meeting.  Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only Shareholders, or proxyholders duly appointed by Shareholders, are permitted to vote at the Meeting.  Shareholders who do not hold their shares in their own name (such shareholders being referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders registered on the Record Date can be recognized and voted at the Meeting.  If your common shares are listed in an account statement provided to you by a broker, then in almost all cases those common shares will not be registered in your name on the records of the Company and you are not a Shareholder.  Such common shares will more likely be registered under the name of your broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. (or similar nominees) are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to Shareholders.  However, its purpose is limited to instructing the Shareholder which is the registered holder of such common shares how to vote those common shares on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the management proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided and return the proxy form to the intermediary/broker.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation and/or ADP Proxy Services ("IICC/ADP").  IICC/ADP typically uses a specific voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to IICC/ADP.  IICC/ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of those common shares to be represented at the Meeting by IICC/ADP clients.  A Beneficial Shareholder receiving an IICC/ADP voting instruction form cannot use that proxy to vote its common shares directly at the Meeting - the voting instruction form must be returned to IICC/ADP well in advance of the Meeting in order to have the common shares voted.  It is also possible, in some cases, to submit voting instructions to IICC/ADP through the Internet.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.  Election of Directors

The Board presently consists of seven directors and it is intended to increase the number of directors to eight directors for the ensuing year.  Although management is only nominating eight individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at March 27, 2006.

NAME, POSITION WITH COMPANY, PROVINCE OR STATE AND COUNTRY OF RESIDENCE(1)	PRINCIPAL OCCUPATION AND, IF NOT AT PRESENT AN ELECTED DIRECTOR, OCCUPATION DURING THE PAST 5 YEARS(1)	TERM AS A DIRECTOR	NUMBER OF SHARES(2)
ALAN R. HILL(4)(6)(7) Chairman and Director Ontario, Canada	President and CEO of Gabriel Resources Ltd. and President of ARH Mining Consultants Inc.	Since April 28, 2004	290,600(8)
JOHN A. McCLUSKEY President, Chief Executive Officer and Director Ontario, Canada	President and Chief Executive Officer of the Company	Since February 21, 2003	704,809(9)
LEONARD HARRIS (7) Director Colorado, United States	Consultant and director of several mining companies	Since November 27, 2003	Nil
RICHARD W. HUGHES(4)(6) Director British Columbia, Canada	President of Hastings Management Corp., a private company providing administrative and professional services to public companies	Since February 21, 2003	125,107
JAMES M. McDONALD(3)(5)(6) Director Alberta, Canada	President and Director of Genco Resources Ltd. President of Makwa Exploration Ltd., a private geological consulting company owned by Mr. McDonald, from 1991 to present.	Since February 21, 2003	346,457(10)
BRIAN W. PENNY(3)(4) Director Ontario, Canada	Vice President, Finance and Chief Financial Officer of Silver Bear Resources Inc.; Chief Financial Officer of Western Goldfields Inc.	May 24, 2005	Nil
MARK WAYNE(3)(5) Director Alberta, Canada	Vice President of McFarlane Gordon Inc., a registered investment dealer, Chief Financial Officer of QGX Ltd., Chief Financial Officer of Antares Mineral Inc., Chief Financial Officer of Stem Cell Therapeutics Corp.	May 24, 2005	25,000
JOHN VAN DE BEUKEN Vice President and Chief of Operations Arizona, USA

Vice President and Chief Operating Officer of the Company, November 2003 to present; former Vice President, Mongolian Projects, Ivanhoe Mines Limited; former Senior Associate, Anderson & Schwab Inc., 2000 to 2002.

		n/a	197,000(11)

(1)

The information as to province or state of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

(2)

The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually as of March 27, 2006.

(3)

Denotes member of Audit Committee.  Mr. Penny serves as Chair of this Committee.

(4)

Denotes member of Compensation and Nominating Committee.  Mr. Hughes serves as Chair of this Committee.

(5)

Denotes member of Corporate Governance Committee.  Mr. Wayne serves as Chair of this Committee.

(6)

Denotes member of Independent Committee (Re: Shareholders Rights Plan).  Mr. Hill serves as Chair of this Committee.

(7)

Denotes member of Technical, Environmental, Social and Employees' Health and Safety Committee.

(8)

Of this amount, 200,000 common shares are held by ARH Mining Consultants Inc., a corporation jointly owned by Mr. Hill and his spouse Maria Riva, 25,000 common shares are held by Maria Riva, Mr. Hill's spouse, and 65,600 common shares are held directly by Mr. Hill.

(9)

Of this amount, 314,941 common shares are held by Daniele McCluskey, Mr. McCluskey's spouse, 144,368 common shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his spouse, and a total of 245,500 common shares are held directly by Mr. McCluskey.

(10)

Of this amount, 198,074 common shares are held by Makwa Exploration Ltd., a corporation controlled by Mr. McDonald and 148,383 common shares are directly held by Mr. McDonald.

(11)

Of this amount, 50,000 common shares are held by Glenna Van De Beuken, Mr. Van De Beuken’s spouse, and 147,000 common shares are held jointly by Mr. and Mrs. Van De Beuken.

The directors and senior officers of the Company as a group beneficially own, directly or indirectly, an aggregate of approximately 1,701,873 common shares, which together represent 2.11% of the total votes attached to the Company’s common shares as at March 27, 2006.

None of the directors is, or during the 10 years preceding the Record Date has been, a director or executive officer of any company that, while the person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after such person ceased to be a director or executive officer of that company, in that company being the subject of a case trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act as a director or executive officer of that company, that company became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

During the 10 years preceding the Record Date, no director has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

The Board does not currently have an Executive Committee.  There are five Committees of the Board, namely:  (1) the Audit Committee, (2) the Compensation and Nominating Committee, (3) the Corporate Governance Committee, (4) the Independent (Special) Committee (re: Shareholders Rights Plan) and (5) the Technical, Environmental, Social and Employee’s Heath and Safety Committee.  The following table sets out the members of such Committees:

Name of Committee	Members of Committee	Date of Appointment
Audit Committee	Brian Penny (Chair) Mark Wayne Jim McDonald	May 24, 2005
Compensation and Nominating Committee	Richard Hughes (Chair) Alan Hill Brian Penny	May 24, 2005

Corporate Governance Committee	Mark Wayne (Chair) Jim McDonald	May 24, 2005
Independent (Special) Committee (Re: Shareholders Rights Plan)	Alan Hill (Chair) Richard Hughes Jim McDonald	May 24, 2005
Technical, Environmental, Social and Employee’s Health and Safety Committee	Len Harris Alan Hill	May 24, 2005

B.

Appointment of Auditor

The persons named in the enclosed form of Proxy will vote for the appointment of Ernst & Young LP, Chartered Accountants, of Ernst & Young Tower, Toronto-Dominion Centre, 222 Bay Street, Toronto, Ontario, as auditor of the Company for the ensuing year, until the close of the next annual general meeting of shareholders at a remuneration to be fixed by the directors.  Ernst & Young LLP was appointed as the Company’s auditor on November 15, 2004.

 STATEMENT OF EXECUTIVE COMPENSATIONSTATEMENT OF EXECUTIVE COMPENSATION

For purposes of the this information circular, named executive officers of the Company means the Chief Executive Officer and Chief Financial Officer who at any time during the year served as chief executive officer or chief financial officer or acted in similar capacities during the most recently completed fiscal year.

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)

the Company's chief executive officer ("CEO");

(b)

the Company's chief financial officer ("CFO");

(c)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year.

As at December 31, 2005, the end of the most recently completed fiscal year of the Company, the Company had three Named Executive Officers, being John A. McCluskey, the President and Chief Executive Officer, Jon Morda, the Chief Financial Officer and John F. Van De Beuken, Vice President and Chief of Operations.  Mr. Van De Beuken is standing for election as a Director at the Meeting.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers of the Company for each of the three most recently completed fiscal years.

Summary Compensation Table for the Company

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)	All Other Comp-ensation ($)
John A. McCluskey President and Chief Executive Officer	2005 2004 2003	308,000 70,243(4) Nil	505,520 339,220 Nil	3,227 150,773(3) 182,255(3)	250,000/0 200,000/0 410,000/0	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a
Jon Morda(5) Chief Financial Officer	2005 2004 2003	138,000 50,000 n/a	12,000 5,000 n/a	332 50,000 n/a	10,000 200,000/0 n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a
John F. Van De Beuken(6) Vice- President and Chief of Operations	2005 2004 2003	Nil Nil n/a	US12,500 US20,000 n/a	US154,200 US145,000 n/a	50,000/0 250,000/0 330,000/0	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a

(1)

"SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

"LTIP" or "long term incentive plan" means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or stock appreciation right plans or plans to compensation through restricted shares or restricted share units.

(3)

Certain amounts paid in US dollars are converted at the exchange rate applicable to the compensation period. Paid as consulting fees to October 1, 2004.

(4)

Compensation paid as salary commencing October 1, 2004.

(5)

Mr. Morda was appointed as Chief Financial Officer of the Company on February 12, 2004.

(6)

Mr. Van De Beuken was appointed Vice President and Chief of Operations on November 14, 2003.

Long Term Incentive Plan Awards

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options.  SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers.  No SARs (stock appreciation rights) were granted.

Name	Date of Grant	Securities Under Options/SAR's Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security) (1)	Expiration Date
John A. McCluskey President and Chief Executive Officer	June 3/05	250,000	12.6%	$3.73	$3.65	June 3/10
Jon Morda Chief Financial Officer	June 3/05	10,000	0.5%	$3.73	$3.65	June 3/10
John F. Van De Beuken Vice President and Chief of Operations	June 3/05	50,000	2.5%	$3.73	$3.65	June 3/10

(1)

Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year
and Fiscal Year-End Option Values

The following table sets out the incentive stock options exercised by the Named Executive Officers during the most recently completed fiscal year as well as the fiscal year end value of stock options still held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End (#) Exercisable / Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable(2)
John A. McCluskey	100,000	309,000	1,010,000 / 0	$4,291,200 / 0
Jon Morda	20,000	74,800	190,000 / 0	$751,000 / 0
John F. Van De Beuken	Nil	Nil	630,000 / 0	$2,565,100 / 0

(1)

Calculated using the difference between the exercise price and the market value on the date of exercise.

(2)

In-the-Money options are those where the market value of the underlying securities at the most recent financial year end exceeds the option exercise price.  The closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2005, being the fiscal year end of the Company, was $6.57 per share and exceeded the exercise price of the options granted to the Named Executive Officers.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed fiscal year end of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined by final compensation of years of service of the Company's officers and key employees.

Pension Plans

The Company does not provide a pension plan for directors or executive officers.

Composition of the Compensation and Nominating Committee

The Company's Compensation and Nominating Committee consists of Richard W. Hughes (Chair), Alan R. Hill and Brian Penny.  Compensation matters may also be reviewed and approved by the entire Board.  All of the members of the Compensation and Nominating Committee are directors of the Company.  Other than Mr. Hill, who serves as Chairman of the Board, none of the other members of the Compensation and Nominating Committee served as an officer or employee of the Company or its subsidiary during the most recently completed fiscal year.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as described below, the Company has not entered into any plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed fiscal year or current fiscal year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer or director.

The Company has entered into employment agreements with Messrs.  McCluskey and Morda and has entered into a consulting agreement with Mr. Van De Beuken.

John A. McCluskey, President and Chief Executive Officer

Under an agreement with John A. McCluskey dated July 1, 2004, Mr. McCluskey acts as President and Chief Executive Officer of the Company and receives annual compensation of US$180,000 (C$250,000) payable in equal semi-monthly instalments.  Effective March 1, 2005, Mr. McCluskey's annual compensation was set at $300,000.  His compensation is reviewed annually by the Board, and may be increased at the Board's discretion each year.  Mr. McCluskey is eligible for a discretionary cash bonus, if certain milestones agreed to between the Board and Mr. McCluskey are met. In 2005, Mr. McCluskey received a bonus of $505,520. He also received a grant of options to purchase 250,000 Common Shares at $3.73 per share for a period of five years.  Mr. McCluskey is entitled to four weeks of paid vacation each year.

The term of Mr. McCluskey's engagement is for an indefinite term.  If Mr. McCluskey terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 24 months' compensation plus two additional months for each subsequent year of engagement.  If Mr. McCluskey's engagement as President and Chief Executive Officer is terminated as a result of a change of control of the Company, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 36 months' compensation.

Jon Morda, Chief Financial Officer

Under an agreement with Jon Morda, dated April 1, 2004, Mr. Morda acts as Chief Financial Officer of the Company and receives annual compensation of $120,000 payable in equal semi-monthly instalments.  On April 1, 2005, his compensation was increased to $144,000. His compensation is reviewed annually by the Board, and may be increased at its discretion each year.  Mr. Morda is eligible for a discretionary cash bonus, if certain milestones agreed to between the President and Chief Executive Officer and Mr. Morda are met.  In 2005, Mr Morda received a bonus of $12,000. He also received a grant to purchase 10,000 Common Shares at $3.73 per share for a period of five years.  Mr. Morda is entitled to four weeks of paid vacation each year.

The term of Mr. Morda's engagement is for an indefinite term.  If Mr. Morda's engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus 12 months compensation if terminated after 12 month from the date of the agreement plus one month for each additional year of engagement as the Chief Financial Officer.  If Mr. Morda's engagement is terminated as a result of a change of control of the Company, he is entitled to receive 12 months’ compensation.

John Van De Beuken, Vice President and Chief of Operations

Under a consulting agreement with John F. Van De Beuken dated January 1, 2004, Mr. Van De Beuken acts as Vice President and Chief of Operations of the Company in consideration for a consulting fee of US$124,200 payable in equal semi-monthly instalments.  Effective March 1, 2005, Mr Van De Beuken's consulting fee was set at US$154,200 including an allowance for medical coverage.  This consulting fee is reviewed periodically by the Chief Executive Officer and the Board, and may be increased at their discretion each year.  Mr. Van De Beuken is eligible for a discretionary cash bonus, if certain milestones agreed to between the Board and Mr. Van De Beuken are met. In 2005, Mr Van De Beuken received a bonus of US$12,500. He also received a grant of options to purchase 50,000 Common Shares at $3.73 per share for a period of five years.

The initial term of Mr. Van De Beuken's consulting arrangement expires on December 31, 2005 and is automatically renewable for additional 12 month terms.  If Mr. Van De Beuken's consulting arrangement is terminated without cause, he is entitled to receive all consulting fees owed and expenses incurred up to the date of termination plus a termination fee equal to a 12 month consulting fee plus one additional month for each subsequent year he has been consulting for the Company.  If Mr. Van De Beuken's consulting arrangement is terminated as a result of a change of control of the Company, he is entitled to receive any consulting fees owed and expenses incurred up to the date of termination plus a termination fee equal to an 18 month consulting fee.

REPORT ON EXECUTIVE COMPENSATION

Board Compensation Committee Report on Executive Compensation

The Company's executive compensation program is administered by a Compensation and Nominating Committee made up of three directors from the Board.  The Compensation and Nominating Committee has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Company.  The Board also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

Executive Compensation Program

The Company's executive compensation program is based on a pay for performance philosophy.  It is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  The Compensation and Nominating Committee reviews and recommends to the Board base salaries based on a number of factors enabling the Company to compete for and retain executives critical to the Company's long term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.  Independent consultants may be retained on an as needed basis by the Company to assess the executive compensation program.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of a discretionary annual bonus, and a longer term incentive in the form of stock options granted.  As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Chief Executive Officer, Vice President and Chief of Operations and Chief Financial Officer approve, as applicable, base salaries for employees at all levels of the Company based on performance and other reviews of market data available.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Annual Bonus

The Board determines on a discretionary basis, incentive awards or bonuses to be paid by the Company to the senior executive officers of the Company, in respect of a fiscal year.  The Chief Executive Officer determines, on a discretionary basis, bonuses to be paid by the Company to all other eligible employees and consultants of the Company in respect of a fiscal year.  Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Company.  The individual performance factor allows the Company to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

Stock Options

The Chief Executive Officer has sole discretion to determine the key employees to whom grants will be made and to determine the terms and conditions of the options forming part of such grants.  The Board approves stock option grants for each level of executive officer or employee.  Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.  Existing stock options have up to a five year term and are exercisable at the price determined by the Board subject to applicable regulatory acceptance, at the time any option is granted.  Generally, a holder of stock options must be a director, officer, employee or consultant of the Company or its subsidiary or a management company employee in order to exercise stock options.

Performance Graph

The Company’s shares were listed for trading on the TSX on June 18, 2004 (trading symbol “AGI”).  The following graph compares the yearly percentage change in the cumulative total shareholder return of the Company’s common shares, assuming a $100 investment in its common shares on June 18, 2004, with the S&P/TSX Composite Index for the period June 18, 2004 to December 31, 2005.

Relative Performance
June 18, 2004 - December 31, 2005
Alamos
TSX
Relative Performance
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Jun-04
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05

click on graph to enlarge

Source: Bloomberg

Compensation of Directors

Effective June 21, 2004, directors are paid a meeting fee of US$500 per day per meeting attended in person and US$250 per day for travel to and from the meetings if attending from out of town to a maximum of two travel days per meeting.  Any director may also receive compensation for consulting services requested by the Company.  Effective June 1, 2005, the following compensation is paid to directors, Committee Chairs and Committee members:

Position	Annual Compensation
Director	$ 18,000
Audit Committee Chair	$ 5,500
Other Committee Chairs	$ 2,500
Committee Members (other than Chair)	$ 1,000

Pursuant to a Consulting Services Agreement, Mr. Alan Hill is paid $5,000 per month for providing consulting services to the Company.

During the most recently completed fiscal year, the directors who are not Named Executive Officers, received the following compensation for services provided to the Company:

Leonard Harris	US$11,333
Alan R. Hill	$84,000
Richard W. Hughes	$15,631
James M. McDonald	$14,750
Edward J. Reeve (1)	$13,489
Brian W. Penny	$14,292
Mark Wayne	$12,541

(1)

Mr. Reeve resigned as a Director of the Company on December 14, 2005.

The Company granted stock options to certain directors who were not Named Executive Officers.  The following table sets out stock options granted by the Company during the fiscal year ended December 31, 2005, to directors who were not Named Executive Officers:

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(1)	Expiration Date
Alan R. Hill	June 3/05	20,000	1.0%	$3.73	$3.65	June 3, 2010
James M. McDonald	June 3/05	20,000	1.0%	$3.73	$3.65	June 3, 2010
Richard R. Hughes	June 3/05	20,000	1.0%	$3.73	$3.65	June 3, 2010
Leonard Harris	June 3/05	20,000	1.0%	$3.73	$3.65	June 3, 2010
Edward J. Reeve (2)	June 3/05	20,000	1.0%	$3.73	$3.65	June 3, 2010
Brian W. Penny	June 3/05	270,000	13.6%	$3.73	$3.65	June 3, 2010
Mark Wayne	June 3/05	270,000	13.6%	$3.73	$3.65	June 3, 2010

(1)

Calculated as the closing price of the Company's common shares (the “Shares”) on the Toronto Stock Exchange on the date of grant.

(2)

Mr. Reeve resigned as a director of the Company on December 14, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options/SAR's during the period January 1, 2005 to December 31, 2005 by directors who are not Named Executive Officers of the Company, as a group, and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3) Exercisable / Unexersicable	Value of Unexercised In-the-Money Options ($)(3)(4) Exercisable / Unexercisable
Directors who are not Named Executive Officers (5 persons)	32,500	79,300	1,950,983 / 0	7,345,553 / 0

(1)

Number of Shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the difference between the exercise price and the market value on the date of exercise.

(3)

As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(4)

The closing price of Shares of the Company on the TSX on December 31, 2005, being the fiscal year end of the Company, was $6.57 per share and exceeded the exercise price of the options granted to directors who were not Named Executive Officers of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the year ended December 31, 2005, the number of securities authorized for issuance under the Company’s Stock Option Plan (the "Plan") which was approved by the shareholders of the Company on May 24, 2005.  The Company may issue a maximum number of options equal to 10% of the then issued and outstanding common shares.

Plan Category	Maximum number of securities available to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2) (c)
Equity compensation plans approved by security holders	5,355,983(1)	$3.03	2,390,629
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	5,355,983	$3.03	2,390,629

(1)

This figure represents the total number of options granted and outstanding as at December 31, 2005.

(2)

This figure represents to number of options which are authorized for issuance under the Plan as at December 31, 2005, less the total number of options granted and outstanding as at December 31, 2005.

Stock Option Plan

The Board approved the establishment of an incentive stock option plan of the Company to allow the Company to grant incentive stock options to its directors, officers, employees and consultants of the Company or its subsidiaries and affiliates (the "Participants").  The incentive stock option plan was approved by the shareholders of the Company at the 2003 annual general meeting of the shareholders of the Company.

On May 24, 2005, the shareholders of the Company approved the amendment of the Company’s incentive stock option plan from a 10% "fixed stock option plan" to a "rolling stock option plan" (the “Plan”).  Under a "rolling stock option plan" the number of Shares reserved for issuance will not exceed 10% of the total number of Shares which are issued and outstanding on the particular date of grant.  Approval of the Plan by the shareholders is required to be obtained every three years under the rules and policies of the Toronto Stock Exchange (the "TSX").

The maximum number of common shares (the "Shares") issuable on exercise of options granted under the current Plan as at December 31, 2005 is 7,746,612 Shares (which is 10% of the current issued and outstanding share capital).  Currently, there are outstanding options to purchase 5,395,983 (69.7%) Shares, which leaves a balance of 2,390,629 Shares unallocated under the Plan.

The number of Shares subject to an option granted to any one Participant shall be determined by the Board, based on its review of the performance of the Participant, but no Participant shall be granted an option in any 12-month period which exceeds 5% of the issued and outstanding shares of the Company at the time of grant.  The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities.  The number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities.

The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable TSX approval, at the time any option is granted.  In no event shall such price be lower than the price permitted by the TSX.

The vesting provisions shall be determined by the Board.

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided for by the Plan or the extent, if any, permitted by the TSX.  During the lifetime of the Participant any benefits, rights and options may only be exercised by the Participant.

Upon the liquidation or dissolution of the Company or upon a re-organization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Company to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided.  If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall immediately vest and all Participants then entitled to exercise any unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Company shall designate, to exercise their options to the full extent not theretofore exercised.

The option period shall be a period of time fixed by the Board not to exceed a maximum of ten years.

If a Participant shall cease to be a director, officer, consultant or employee of the Company or its subsidiaries or affiliates for any reason (other than death), he may exercise his option to the extent that he was entitled to exercise it at the date of such cessation as set out in an option agreement with such Participant, or if there is none, no later than the first to occur of the expiry date of the option and 90 days after the date of such cessation as a director, officer, consultant or employee of the Company or its subsidiaries or affiliates subject to any restrictions under applicable TSX policies and rules.

Subject to applicable approval of the TSX, the Board may, at any time, suspend or terminate the Plan.  Subject to applicable approval of the TSX, the Board may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

The TSX will not require shareholder approval for the following types of amendments to the Plan:

(a)

amendments of a housekeeping nature;

(b)

a change to the vesting provisions;

(c)

a change in the termination provisions which does not entail an extension beyond the original expiry date; and

(d)

the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

Amendments to stock options held by insiders will be subject to regulatory and disinterested shareholders approval prior to the exercise of the option.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the fiscal year ended December 31, 2005 no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2005 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS OF NAMED EXECUTIVE OFFICERS

Management functions of the Company are substantially performed by directors or senior officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.

AUDIT COMMITTEE

Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated March 21, 2006 which contains information for the year ended December 31, 2005.  The AIF may be obtained from SEDAR under the company’s name at www.sedar.com.

GOVERNANCE PRACTICES

In compliance with the requirements of the Business Corporations Act of British Columbia, under which the Company was continued in 2005, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company.  In exercising their powers and discharging their duties, they are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices (“NP58-101”), the Company is required to disclose its corporate governance practices, as summarized below.

Board of Directors

The Board is currently comprised of seven directors, Messrs. Alan R. Hill, John A. McCluskey, Leonard Harris, Richard W. Hughes, James M. McDonald, Brian W. Penny and Mark Wayne.  It is proposed to determine the number of directors at eight.  All the current directors as well as Mr. John F. Van De Beuken will stand for election as directors.

NP58-101 suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors.  An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the directors’ ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, NP58-101 suggests that the board of directors should include a number of directors who do not have interests in either the company or the significant shareholder.  Of the proposed nominees of the Company, Leonard Harris, James M. McDonald, Richard W. Hughes, Brian W. Penny and Mark Wayne are considered by the Board to be “independent” within the meaning of NP58-101.

The independent directors exercise their responsibilities for independent oversight of management, and are provided leadership through their majority control of the Board and ability to meeting independently of management whenever deemed necessary.

Other Directorships

The following directors of the Company are directors of other reporting issuers:

Director	Independent or Not	Directorships in other public companies	Attendance at Meetings(1)
Alan R. Hill(3)	Not	Gabriel Resources Ltd.	6 out of 7
John A. McCluskey(4)	Not	Grayd Resource Corporation	6 out of 7
Leonard Harris	Independent	Canarc Resource Corp., Corriente Resources Inc., Sulliden Exploration Inc., Morgain Minerals Inc., Solitario Resources Corporation, Endeavour Silver Corp.	6 out of 7
James M. McDonald	Independent	Genco Resources Ltd., Golden Chalice Resources Inc. (formerly International Chalice Resources Inc.), Kootenay Gold Inc.	7 out of 7
Richard W. Hughes	Independent

Abitibi Mining Corp., Amador Gold Corp., Fortune River Resources Corp., Genco Resources Ltd., Golden Chalice Resources Inc., Golden Goliath Resources, Gryphon Gold Corporation, Kalahari Resources Inc., Klondike Gold Corp., Klondike Silver Corp., Kootenay Gold Inc., Neodym Technologies Inc., Radiant Resources Inc., Sedex Mining Corp., Yale Resources Ltd.

6 out of 7
Brian W. Penny	Independent	Baffinland Iron Mines Corporation, Kinross Gold Corporation, Equinox Minerals Limited	3 out of 3(2)
Mark Wayne	Independent	Railpower Technologies Corp., Stem Cell Therapeutics Corp., Antares Minerals Inc., QGX Ltd.	3 out of 3(2)
John F. Van De Beuken(5)	Not	n/a	n/a

(1)

During the fiscal year ended December 31, 2005, the Board held seven meetings.

(2)

Messrs. Penny and Wayne joined the Board in May 2005, and attended three of the three meetings held after that date.

(3)

Alan R. Hill is Chairman of the Company, and is therefore defined by regulation not to be independent.

(4)

John A. McCluskey is President of the Company, and is therefore defined by regulation not to be independent.

(5)

John Van De Beuken is Vice President and Chief of Operations, and is therefore defined by regulation not to be independent.

There is a majority of independent directors.  The independent directors hold separate, regularly scheduled meetings at which only they attend in order to assert themselves individually and collectively when considering the conduct of the Company’s business and affairs.

Alan R. Hill is the Chairman of the Board.  His role and responsibilities, which are set out in a written position description, include leading the Board in the performance of its duties; monitoring and reporting to the Board on the effectiveness of the Board and of each director; leading the Board’s assessment of the performance of the Chief Executive Officer (the “CEO”) and his management team; and taking the lead in the Company’s adherence to the highest standards of corporate governance.  He also acts in an advisory capacity to the President and CEO, the Chief Operating Officer and to other officers on all matters concerning the interests and management of the Company.  In co-ordination with the President and CEO and the Chief Operating Officer, the Chairman may play a role in the Company’s external relationships.

John A. McCluskey is the President and CEO of the Company.  The CEO is the senior management officer of the Company.  His role and responsibilities, which are set out in a written position description, include leading an effective and cohesive management team, setting the tone for the Company by exemplifying consistent values of high ethical standards and fairness and leading the Company in defining its vision.  He is the main spokesperson for the Company and bears the chief responsibility to ensure it meets its short-term operational and long-term strategic goals. The CEO works with and is accountable to the Board with due regard to the Board's requirement to be informed and to be independent.

Committees of the Board

The Company has five Committees of the Board, namely: (1) The Audit Committee; (2) The Compensation and Nominating Committee; (3) The Corporate Governance Committee; (4) The Independent (Special) Committee; and (5) The Technical, Environmental, Social and Employee’s Heath and Safety Committee.

(1)

Audit Committee

The Audit Committee meets regularly with the CEO, the Chief Financial Officer and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors’ procedures and audit plans.  The Audit Committee recommends to the Board the accounting firm to be appointed as independent auditors.  The Audit Committee reviews and recommends to the Board for approval the annual financial statements, reviews and approves the interim financial statements, and undertakes other activities required by regulatory authorities.  The Audit Committee met four times during 2005.

The Audit Committee presently consists of three directors, Brian W. Penny (Chair), James M. McDonald and Mark Wayne, each of whom is financially literate and is an independent board member.  The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

The Audit Committee has adopted a written charter which is attached to the Company’s Annual Information Form for the financial year ended December 31, 2005 and which may be viewed under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.alamosgold.com.

 (2)

Compensation and Nominating Committee

The Compensation and Nominating Committee’s duties and responsibilities are:  (i) in consultation with the Board to establish criteria for Board membership and recommend Board composition and, as circumstances require, to assess the performance and contribution of individual directors;   (ii) developing and implementing an orientation and education program for new recruits to the Board in order to familiarize new directors with the business of the Company, its management  and professional advisors  and its facilities; (iii) developing and implementing a process for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Company’s directors; (iv) continuing to develop the Company’s general human resources guidelines, compensation structure, policies and programs; and (v) determining and approving compensation for directors and senior officers, in addition to the terms of the Company’s bonus plan.  Fees payable to management and directors are determined using a number of factors, such as the nature and extent of the contributions by individual directors, and by direct comparison with other companies of similar size, complexity and risk profile.  Executive compensation is discussed in “Statement of Executive Compensation” on page 6 of this Circular.

The Compensation and Nominating Committee is comprised of Richard W. Hughes (Chair), Alan R. Hill and Brian W. Penny, all of whom are independent directors with the exception of Mr. Hill.  The Compensation and Nominating Committee has adopted a written mandate.

 (3)

Corporate Governance Committee

The Corporate Governance Committee is responsible for: (i) assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement; (ii) ensuring that procedures are in place to monitor the effectiveness of performance of the Board, Committees of the Board and individual directors; (iii) monitoring, for the Board, the ongoing application of the Company’s corporate governance principles, and preparing an annual report on the Company’s approach to corporate governance; (iv) acting as a forum for concerns of individual directors that are readily discussed in a full Board meeting; and (v) ensuring that clear definition and separation of the responsibilities of the Board, the Board Committees, the CEO and officers of the Company is maintained.

The Corporate Governance Committee is comprised of Mark Wayne (Chair) and James M. McDonald, both of whom are independent directors.   The Corporate Governance Committee has adopted a written mandate.

(4)

Independent (Special Committee)

The Independent (Special Committee) is comprised of Alan R. Hill (Chair), Richard W. Hughes and James M. McDonald.  This Committee has not adopted a written mandate.

(5)

The Technical, Environmental, Social and Employee’s Heath and Safety Committee

The overall purpose of The Technical, Environmental, Social and Employees’ Health and Safety Committee is to:  (i) ensure that the Company’s management has an effective reporting system in place to fully report to the Board on a regular basis on all aspects of the Company’s exploration, development and mining programs and plans (“Technical Programs”) and to assist the Board monitor the Company[‘s actual performance against capital budgets, timelines and Technical Programs; (ii) review and approve of policies and monitor activities of the Company as they relate to public disclosure made by the Company in respect of its mineral projects and reserves (“Technical Disclosure”) to ensure compliance with all applicable regulatory requirements; (iii) review and approve of environmental policies and monitor activities of the Company as they relate to environmental matters; (iv) to review and approve of social policies and programs of the Company as they relate to social issues affecting communities where the Corporation is conducting its Technical Programs and activities; and (v) review and monitor the activities of the Company as they relate to the health and safety of employees of the Company in the workplace.

The Technical, Environmental, Social and Employee’s Health and Safety Committee, which is comprised of Alan Hill and Leonard Harris, has adopted a written mandate.

Orientation, Education and Effectiveness

New directors are provided with a complete set of the Company’s public filings in the most recent 12 months, and an individual review of the Company’s business, operations and finances by the CEO and by the Chief Financial Officer.  They are also encouraged to visit the Company’s principal asset accompanied by the senior executives responsible for their operation.  It is the continuing obligation of the Chairman of the Board, the CEO and the senior executives, to bring to the Board’s attention all developing issues, risks and opportunities and proposed regulations that may have an impact on the Company, its business and its operations.  Individual directors are responsible for maintaining their own education, skills and knowledge at an appropriate level.  Any director may, with Board approval, attend on educational course or undertaking at the Company’s expense.

Mandate of the Board

The Board has, as a component of its code of conduct, adopted a written mandate.  Copies of the Mandate may be obtained by writing to the Company at the address given on page 1 of this Circular or by referring to the Company’s website.  The Board does not actively monitor compliance with the Mandate, but requires prompt notification of apparent or real breaches to that it may investigate and take action.  The Mandate has been circulated to all employees, all of whom understand that it will be enforced.

The Board is responsible for the encouragement and promotion of a culture of ethical business conduct through the adoption of a Code of Conduct that addresses the following:

•

Conflicts of interest, including transactions and agreements in respect of which a director or executive officer has material interest;

•

Protection and proper use of corporate assets and opportunities;

•

Confidentiality of corporate information;

•

Fair dealing with the Company’s security holders, customers, suppliers, competitors and employees;

•

Compliance with laws, rules and regulators; and

•

Reporting of any illegal or unethical behaviour.

Potential Conflicts of Interest

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, such interest is disclosed and the persons who have such an interest are excluded from all discussion on the matter, and are not allowed to vote on the proposal.  All such matters involving senior management must be dealt with by the Board regardless of apparent immateriality.

Shareholder Feedback and Concerns

The Company presently conducts an active shareholder relations program.  The program involves meeting with a broad spectrum of investors, including briefing sessions for analysts and investment fund managers on reported financial results and other announcements by the Company, as well as meeting with individual investors, members of the press and the public.  Shareholders are informed of developments by the Company by the issuance of timely press releases, all of which have been reviewed and approved by the CEO and where appropriate by the Board.

Management of the Company routinely make themselves available to shareholders to respond to questions and concerns.  Shareholder concerns are dealt with on an individual basis, usually by providing requested information.  Significant shareholders’ concerns are brought to the attention of the management of the Company and the Board.

Under its written mandate, the Board is required to oversee the Company’s communications policy.  The Board monitors the polices and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management of the Board.  The Board also monitors the policies and procedures that are in place to maintain a cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who has been a director or senior officer of the Company at any time since January 1, 2005 (being the commencement of the Company's last completed financial year), any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2005 any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the most recent fiscal year.

Shareholders may obtain a copy of the Company's financial statements and management's discussion and analysis upon request to the Company at Suite 2010, 120 Adelaide Street West, Toronto, Ontario, M5H 1T1.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario, this 21st day of April, 2006.

"John A. McCluskey"

"Jon Morda"

John A. McCluskey

Jon Morda
Chief Executive Officer

Chief Financial Officer